UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Soligenix, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

258094101

(CUSIP Number)

September 3, 2014

(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b) (Qualified Investor)

☒ Rule 13d-1(c) (Passive Investor)

☐ Rule 13d-1(d) (Exempt Investor)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258094101

1	NAMES OF REPORTING PERSONS. Hy BioPharma, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ⁫ (b) ⁫
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,608,354
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,608,354
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,608,354
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ⁫
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Item 1(a). Name of issuer:

Soligenix, Inc.

Item 1(b). Address of issuer's Principal Executive Offices:

29 Emmons Drive,

Suite C-10

Princeton, NJ 08540

Item 2(a). Name of person filing:

Hy BioPharma, Inc.

Item 2(b). Address of principal business office or, if none, Residence:

2500 York Road, #100

Jamison, PA 18929

Item 2(c). Citizenship:

See Item 4 of the cover page.

Item 2(d). Title of class of securities:

Common Stock, $0.001 par value per share.

Item 2(e). CUSIP No.:

258094101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

See Items 5-9 of the cover page.

Item 5. Ownership of 5 percent or less of a class:

Not Applicable.

Item 6. Ownership of more than 5 percent on behalf of another person:

Not Applicable.

Item 7. Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

Not Applicable.

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Item 8. Identification and classification of members of the group:

Not Applicable.

Item 9. Notice of dissolution of the group:

Not Applicable.

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2014	HY BIOPHARMA, INC.

	By:	/s/ Robert J. Capetola
	Name:	Robert J. Capetola
	Title:	Chief Executive Officer

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